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                              May 17, 2024

       Kevin Amolsch
       Chief Executive Officer
       PFG Fund V, LLC
       6990 W 38th Ave, Suite 208
       Wheat Ridge, CO 80033

                                                        Re: PFG Fund V, LLC
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed April 29,
2024
                                                            File No. 024-12379

       Dear Kevin Amolsch:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 22, 2024 letter.

       Amended Offering Statement on Form 1-A

       Subscription Procedures, page 20

   1. We acknowledge your revised disclosures and response to prior comment 1. However, we also note your revised
disclosure on page 21 states that the Company has 60 days to accept or reject a
subscription, and that you reserve the right to withdraw or terminate the offering hereby at any
time and may reject any offer to purchase Notes in whole or in part. As it appears
that you have an extended period of time to process subscription requests and can reject
a subscription for any reason and may withdraw or terminate the offering at any time,
please provide us with additional analysis as to whether your offering should be considered to
be a delayed offering and not a continuous offering within the meaning of Rule
251(d)(3)(i)(F) of Regulation A.
 Kevin Amolsch
FirstName  LastNameKevin Amolsch
PFG Fund V,   LLC
Comapany
May        NamePFG Fund V, LLC
     17, 2024
May 17,
Page 2 2024 Page 2
FirstName LastName
Summary of Notes, page 43

2. We note your revised disclosures in response to prior comment 3. Please revise your disclosures as appropriate to clearly explain the revised terms of the Notes. Please revise to explain the following:
             You state that the term of the Notes is continuous and will continue indefinitely, but you also state that the Notes will not mature unless either ". . .. (2) the maximum offering amount has been reached. . ." In your response to prior comment 1, you state that in compliance with Rule 251(d)(3)(i)(F) of Regulation A, the offering amount is
              "reasonably expected to be offered and sold within [t]wo (2) years from the initial qualification date," indicating that there will be a date when you reach the maximum offering amount, which will be the maturity date. Please reconcile your disclosures.
             Please revise to explain how you will inform investors of the date when you reach the maximum offering amount, or the date when you will call the Notes, and explain how you have met the requirements of Item 14(b) of the Form 1-A, which seeks information regarding the maturity date of the debt securities being offered.
             Please also revise to describe any conditions to your ability to call the Notes, and whether you have the ability to call only certain Notes and not all Notes, and whether the redemption and call features of your Notes mean that different Notes will have different maturity dates. If this provision means that different Notes will have different maturity dates, please revise your offering circular as appropriate to reflect the different Notes with different maturity dates that you are offering.
         We also note that the form of note filed as Exhibit 3 still refers to a term of 60 months.
         Please reconcile your exhibit with your disclosures.
Signature Page, page 61

3. Refer to prior comment 2. Please include the Signature Page at the end of your offering statement rather than on page 61.
Financial Statements, page F-1

4.       Please provide updated financial statements as of and for the year ended
         December 31, 2023 and file an updated auditor consent as an exhibit. Refer to Section
         (b)(3)(A) of Part F/S of Form 1-A for guidance.
 Kevin Amolsch
FirstName  LastNameKevin Amolsch
PFG Fund V,   LLC
Comapany
May        NamePFG Fund V, LLC
     17, 2024
May 17,
Page 3 2024 Page 3
FirstName LastName
       Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Kevin Kim, Esq.